(202) 274-2029	kweissman@luselaw.com

May 12, 2006

Transmittal Via EDGAR

Mr. Christian Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549

Re:	Seneca-Cayuga Bancorp, Inc. (Registration Number 333-132759) Registration Statement Form SB-2

Dear Mr. Windsor

On behalf of Seneca-Cayuga Bancorp, Inc. (the “Registrant”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Registrant’s Registration Statement on Form SB-2 (the “Amended SB-2”). Set forth below are the Registrant’s responses to the Staff’s comment letter dated May 11, 2006, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. Also described below is an explanation of new disclosure under the caption “Changes in Accountants.” The Amended SB-2 has been blacklined to reflect changes from the original filing.

Supervision and Regulation – The USA PATRIOT Act, page 99:

1.	We note your response to prior comment number 8; however you have not stated whether or not you are in compliance with the USA PATRIOT Act. Please revise.

Response:	The prospectus has been revised as requested on page 99.

Mr. Christian Windsor

Securities and Exchange Commission

May 12, 2006

Note 2 – Summary of Significant Accounting Policies (f) Loans Held for Sale and Related Commitments, page F-8

2.	As discussed with your representatives, please confirm to us that you have obtained a true sale legal opinion as evidence that loans sold to the FHLB of Chicago have been legally isolated in accordance with paragraph 9(a) of SFAS 140.

Response: Please accept this letter as confirmation that the Registrant has received a true sale legal opinion as evidence that loans sold to the FHLB of Chicago have been legally isolated in accordance with paragraph 9(a) of SFAS 140.

Change in Accountants Disclosure

As the staff will note, we have inserted new disclosure under the caption “Changes in Accountants” regarding the Registrant’s two changes in accountants in 2005. The background to these changes is as follows: Historically, the Registrant and its predecessor, Seneca Falls Savings Bank (the Registrant was formed as a holding company for the Bank in 2000) have distributed requests for proposals with respect to its auditors every three years or so. For instance, the registrant in 2002 distributed an RFP and hired the firm Fust Charles Chambers LLP to audit its balance sheet (such limited audits are permitted under applicable banking statutes). In early 2005, the Registrant distributed an RFP and determined to dismiss Fust Charles Chambers LLP and hire Mengel, Metzger, Barr & Co. LLP for a June 30, 2005 audit of its balance sheet. When the Registrant decided to implement an initial public offering in late 2005, it determined again to change audit firms because it felt that Beard Miller Company LLP was more experienced in public company audits.

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Please acknowledge receipt of the enclosed materials by date-stamping and returning to our courier the enclosed receipt copy of this letter. If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2029 or Eric Envall at (202) 274-2034.

Sincerely,

/s/ Kip A. Weissman

Kip A. Weissman

Mr. Christian Windsor

Securities and Exchange Commission

May 12, 2006

Enclosures

cc:	Timothy Geishecker, Securities and Exchange Commission
Kevin Vaughn, Securities and Exchange Commission
Angela Connell, Securities and Exchange Commission
Robert E. Kernan, Jr., President and Chief Executive Officer,
Seneca-Cayuga Bancorp, Inc.
Menzo D. Case, Executive Vice President and Chief Financial Officer,
Seneca-Cayuga Bancorp, Inc.
David M. Flair, Partner, Beard Miller Company LLP
Lori Beresford, Esq.
Eric Envall, Esq.